SECURI[illegible] 06002535 [illegible]SION

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SEC FILE NUMBER
8- 21563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Securities and Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1317 Investment Building
(No. and Street)

Pittsburgh, (City) PA (State) 15222-1745 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward G. Klump 412/355-0851
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800, Pittsburgh, PA 15237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/06

OATH OR AFFIRMATION

I, Edward G. Klump, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Securities and Investments, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Deborah Anne Carson, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires May 15, 2006
Member, Pennsylvania Association of Notaries

Signature

Vice President

Title

Deborah Anne Carson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
FINANCIAL STATEMENTS
AND ACCOMPANYING INFORMATION
DECEMBER 31, 2005

CONTENTS

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

CONTENTS

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Commonwealth Securities and Investments, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Commonwealth Securities and Investments, Inc.** (the Company) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Commonwealth Securities and Investments, Inc.** at December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Lally, Lally & Co. LLC

January 18, 2006

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and Cash Equivalents	$ 716,706
Securities Owned - At Market Value	2,615,642
Other Assets	34,751
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $197,800	483
Total Assets	$ 3,367,582
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 207,567
Loans Payable on Demand	1,729,147
Commissions Payable	104,623
Total Liabilities	2,041,337
Stockholder's Equity	
Common Stock	3,000
Retained Earnings	1,323,245
Total Stockholder's Equity	1,326,245
Total Liabilities and Stockholder's Equity	$ 3,367,582

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION

Commonwealth Securities and Investments, Inc. was incorporated in July 1974 and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers, Inc. (NASD).

The Company maintains its offices in Pittsburgh, Pennsylvania. The Company performs underwritings and provides investment banking services principally for Pennsylvania municipalities and public entities. The Company also executes securities transactions for customers and on its own account.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition of Commonwealth Securities and Investments, Inc. is presented on the accrual basis of accounting and is prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statement, summarized below are the more significant accounting policies.

Municipal Underwriting

Municipal underwriting revenue consists of underwriting and advisory fees. Underwriting fees are recorded at the time the underwriting is completed and the revenue is reasonably determinable, typically on a settlement date basis.

Securities Transactions

The Company utilizes Pershing LLC on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company's cash and cash equivalents are comprised of funds in bank accounts with a bank located in Western Pennsylvania totaling approximately $86,500 and funds held at the clearing agent totaling approximately $630,200 as of December 31, 2005. The funds held at the clearing agent could be subject to withdrawal restrictions in the event that cash and the market value of securities held falls below 115% of loans payable to the clearing agent. As of December 31, 2005, there were no restrictions on withdrawal.

The Company defines cash equivalents as highly liquid investments with original maturities of less than ninety (90) days that are not held for sale in the ordinary course of business.

Securities Owned

Securities owned consist of state and municipal obligations carried at market value.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful life of the assets.

Loans Payable on Demand

The Company has various loans outstanding to the clearing agent totaling approximately $1.7 million as of December 31, 2005. The average interest rate for the year ended December 31, 2005, was 5.0%. The loans represent securities inventory loans and are secured by the Company's securities owned and funds held at the clearing agent having a combined market value of approximately $3.2 million.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. For income tax reporting, the Company has a June 30 fiscal year end.

NOTE 3 – SECURITIES OWNED

Marketable securities at market values as of December 31, 2005, consisted of state and municipal obligations which are trading and investment securities.

NOTE 4 – RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan for the benefit of all eligible fulltime employees, as defined. The Plan provides for employee-participant contributions and discretionary employer-sponsor contributions. No contribution to the Plan has been authorized by the Company's Board of Directors for 2005.

NOTE 5 – INCOME TAXES

Approximate deferred tax asset as of December 31, 2005, consisted of:

State Net Operating Loss Carryforward	$ 235,900
Valuation Allowance	(235,900)
Net Deferred Tax Asset	$ 0

The Company has a Pennsylvania net operating loss carryover of approximately $2.2 million which will expire in various years from 2007 through 2024. The valuation allowance was established due to the uncertainty of utilization of the state net operating loss carryover. The net change in the total valuation allowance for the year ended December 31, 2005, was a decrease of approximately $11,500.

NOTE 6 – LEASING ARRANGEMENTS

The Company leases office space under an operating lease which expires in September 2008. The lease calls for monthly rents of approximately $6,000. The Company is also committed to lease certain equipment under an operating lease agreement expiring in November 2006. Approximate annual future minimum lease payment commitments are as follows:

Year Ending December 31,	
2006	$ 78,500
2007	72,500
2008	54,300
	$ 205,300

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1) which is administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as such terms are defined in the rule. The National Association of Securities Dealers, Inc. may require a broker-dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2005, the Company's aggregate indebtedness to net capital ratio was .26 to 1 and its net capital was approximately $1.2 million. The minimum net capital required is equal to the greater of $250,000 or 6-2/3% of "aggregate indebtedness" resulting in excess net capital of approximately $1 million. Therefore, the Company was free of all restrictions.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company has not experienced nonperformance by customers or counterparties in the situations described in the following:

The Company's business involves the participation in underwriting activities, primarily with public entities in and contiguous to the Commonwealth of Pennsylvania. As part of this activity, the Company executes commitments to acquire securities as part of the underwriting and executes security sale transactions with customers. Market risk arises should the value of the securities committed to be underwritten by the Company decline before the closing of the transaction. Credit risk is eliminated through a transaction closing at which time funds are exchanged for the underwritten securities. No contractual amounts of committed underwriting purchases or sales were open as of December 31, 2005.

The Company executes customer securities transactions on a cash basis only. The industry requires each trade to settle within a specified time, generally three business days. The Company is exposed to market and credit risk on unsettled transactions in the event of the counterparty's inability to settle the transaction. Accordingly, the Company may have to purchase or sell the securities at prevailing market prices to satisfy the trade. At December 31, 2005, the contractual amount of unsettled purchases and sales were approximately $1.9 million and $1.6 million, respectively. All unsettled trades were closed subsequent to December 31, 2005, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. As all transactions with customers are on a cash basis, no accounting loss potential exists on settled transactions. Securities owned are primarily obligations of the U.S. Government and of municipalities within the Commonwealth of Pennsylvania. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.

Item 4 – Significant Audit Adjustments

We proposed no corrections of the financial statements that were not made by management that could, in our judgment, either individually or in the aggregate, have a significant effect on the Company's financial statements.

Item 5 – Other Information in Documents Containing Audited Financial Statements

In accordance with Statement on Auditing Standards No. 8, we are responsible to read other information in documents containing the Company's financial statements and our report thereon and to consider whether such other information, or the manner of its presentation, is materially inconsistent with information, or the manner of its presentation, in the financial statements. We are aware of no such other information included in documents containing the Company's financial statements and our report thereon.

Item 6 – Disagreements With Management

There were no disagreements with management on financial accounting and reporting matters that, if not satisfactorily resolved, would have caused a modification of our report on the Company's financial statements.

Item 7 – Major Issues Discussed With Management Prior to Retention

As the Company's auditors, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management as they arise. However, these discussions occurred in the normal course of our professional relationship, and our responses were not a condition to our retention.

Item 8 – Difficulties Encountered in Performing the Audit

We encountered no difficulties with management in connection with the performance of our audit. Management has been responsive to our requests for information and documents, and we have had full access to the Company's accounting records.

* * * * *

This letter is intended solely for the information and use of the Board of Directors, Management and Stockholders and is not intended to be and should not be used by anyone other than these specified parties.

Yount, Hyde & Barbour, P.C.

January 18, 2006

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

Board of Directors
Commonwealth Securities and Investments, Inc.
Pittsburgh, Pennsylvania

We have audited the financial statements of Commonwealth Securities and Investments, Inc. (the Company) for the twelve month period ended December 31, 2005, and have issued our report thereon dated January 18, 2006. Under U.S. generally accepted auditing standards, we are providing you with the attached information related to the conduct of our audit.

Item 1 – Our Responsibility Under U.S. Generally Accepted Auditing Standards

We have a responsibility to conduct our audit in accordance with U.S. generally accepted auditing standards. In carrying out this responsibility, we planned and performed the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether caused by error or fraud. Because of the nature of audit evidence and the characteristics of fraud, we are to obtain reasonable, not absolute, assurance that material misstatements are detected. We have no responsibility to plan and perform the audit to obtain reasonable assurance that misstatements, whether caused by error or fraud, that are not material to the financial statements are detected. In addition, in planning and performing our audit, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. An audit does not include examining the effectiveness of internal control and does not provide assurance on internal control.

Item 2 – Significant (Unusual) Accounting Policies

The significant accounting policies used by the Company are described in Note 2 to the financial statements. There were no material changes from the prior periods in accounting policies during 2005.

There were no significant and unusual transactions during 2005 that involved controversial accounting policies or emerging areas for which there is a lack of authoritative guidance or consensus.

Item 3 – Management Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. Numerous judgments and estimates are made in the process of preparing the financial statements. We included those with potentially material impact in our audit coverage and concluded on their reasonableness in relation to the financial statements taken as a whole.